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                                                                     EXHIBIT 3.2



         Effective June 25, 2001, the Board of Directors of Paradyne Networks, Inc. adopted the following amendments to the Amended and Restated Bylaws of Paradyne Networks, Inc. (the "Bylaws"):

         1. Article III, Section 20(a) of the Bylaws was deleted in its entirety and the following paragraph was inserted in lieu thereof:

            "(A) ANNUAL MEETING. The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary, and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it. Notwithstanding the foregoing, in lieu of an annual meeting of the Board of Directors, the Board of Directors may elect to take the actions described above by unanimous written consent."

         2. Article III, Section 22 of the Bylaws was deleted in its entirety and the following paragraph was inserted in lieu thereof:

            "SECTION 22. ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee."